Exhibit 99.1

PRESS RELEASE FOR IMMEDIATE RELEASE

Raptor-1 flares gas and condensate on test

Singapore and Port Moresby, November 6, 2014: InterOil Corporation (NYSE, POMSox: IOC) today announced that gas and condensate have been recorded at surface and directed through the flare at the Raptor-1 exploration well site.

InterOil is continuing to test Raptor-1 and clean up the well.

The Raptor-1 well has been drilled to a measured depth of 4,032 metres below the rig rotary table. The flow test is being conducted over an interval of around 330 metres of open borehole which includes around 200 metres of Kapau limestone, the target reservoir.

The Raptor-1 well in PPL 475 is about 12km west of InterOil’s multi-trillion cubic feet Elk-Antelope gas field in the Gulf Province in Papua New Guinea.

InterOil holds a 65.208174% interest in Raptor-1 and is operator. Pacific Rubiales Energy Corp. (TSX:PRE; BVC:PREC; BOVESPA:PREB) has a 12.903226% interest in the well and minority interests hold 21.8886%.

InterOil will keep the market informed of material developments.

___________________________________

InterOil Corporation

Winsland House II, 163 Penang Road #06-02, Singapore 238463

T: +65 6507 0200 F: +65 6507 0201 W: www.interoil.com

___________________________________

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil’s assets include one of Asia’s largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Meg LaSalle Investor Relations Coordinator
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 281 292 1800 E: meg.lasalle@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 6507 0222 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the expected timing and results of Raptor-1. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

– ENDS –